Exhibit 10.6

Xerium Technologies, Inc.

Description of Compensation for Non-Management Directors

Non-management directors receive an annual retainer of $95,000, which will be paid pursuant to the Xerium Technologies, Inc. Directors’ Deferred Stock Unit Plan. Under the plan, 50% of the retainer will be paid in the form of a grant of deferred stock units. Non-management directors will be given the opportunity to elect to receive the remainder of such retainer in deferred stock units or in cash. Please see the Directors’ Deferred Stock Unit Plan for additional information.

The co-chairmen of the Audit Committee also receive additional cash compensation at an annual rate of $10,000 per year, and the chairman of the Compensation Committee, the chairperson of the Nominating and Governance Committee, and the Lead Independent Director each receive additional cash compensation at an annual rate of $5,000 per year. Directors are also reimbursed for out-of-pocket expenses for attending board and committee meetings.